Exhibit 99.3

GRANITE REIT Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more Toll Free – 1-866-964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for Granite Real Estate Investment Trust and Granite REIT Inc. Annual General and Special Meetings Date and Location of Meetings: When: June 6, 2024 10:00 a.m. (Toronto time) Where: Online at https://meetnow.global/MR6Z6J9 Fold You are receiving this notice to advise you that the proxy materials for the above noted securityholders’ meetings are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other proxy materials are available at: https://granitereit.com/investors/unitholder-shareholder-meetings/ OR www.sedarplus.ca How to Obtain Paper Copies of the Proxy Materials Fold Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the meeting materials in advance of the voting deadline and meeting date, all requests must be received no later than May 23, 2024 at 10:00 a.m. (Toronto time). If you do request the meeting materials, please note that another Voting Instruction Form or Proxy, as applicable, will not be sent; please retain your current one for voting purposes. Printed copies of the information circular will also be available for inspection by securityholders at the records office of Granite REIT Inc. located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia during statutory business hours on any business day between the date hereof and the date of the meetings. For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - 514 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy. To obtain paper copies of the materials after the meeting date, please contact 1-647-925-7500. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 303-562-9305 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact 1-647-925-7500. 01ZNJB

Securityholder Meeting Notice The resolutions to be voted on at the meetings are listed below: 1. Election of Trustees of Granite Real Estate Investment Trust, 2. Election of Directors of Granite REIT Inc., 3. Re-appointment of Auditor of Granite Real Estate Investment Trust, 4. Re-appointment of Auditor of Granite REIT Inc., 5. Non-binding Advisory Resolution on Executive Compensation, 6. Arrangement Resolution of Granite Real Estate Investment Trust, and 7. Arrangement Resolution of Granite REIT Inc. For disclosure related to each of these matters please refer to “Matters to be Acted Upon at the Meetings” in the information circular. Fold Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING Annual Report and Annual Financial Statements delivery ● No Annual Report (or Annual Financial Statements) is (are) included in this mailing. Fold 01ZNJB